Exhibit 99.1

Points.com Introduces Loyalty Points Transfer and Gift Registry to JetBlue’s TrueBlue Members

JetBlue’s TrueBlue members benefit from new ways to engage with their points and to create wish lists

TORONTO (December 19, 2011) – Points International Ltd. (NASDAQ: PCOM; TSX: PTS), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, has expanded its partnership with JetBlue Airways’ customer loyalty program, TrueBlue. In addition to trading, buying, and gifting points, customers now have two more ways to benefit from their TrueBlue membership: the ability to transfer points and create gift registries to receive points for that special event.

“JetBlue’s reputation precedes itself for a reason: the airline provides top-notch service for their customers, from the on-board seatback TVs to the points that do not expire,” said Rob MacLean, CEO of Points.com. “Points.com is pleased to help JetBlue improve upon those offerings for the members of the airline’s esteemed TrueBlue program.”

"The ability to easily transfer points is an enhancement that our TrueBlue members have been asking for, and we’re pleased to have an answer with the help of Points.com,” JetBlue’s Director of Loyalty Marketing Dave Canty said. “Bringing our customers new and innovative ways to interact with their points, including a fun gift registry option, is just another example of how we aim to deliver the best possible customer experience.”

With the Transfer add-on, TrueBlue members can help friends and family members reach their reward goals faster by seamlessly transferring points between one another.

The airline’s loyalty program members can now also create a TrueBlue Gift Registry and receive TrueBlue points as a gift for a honeymoon, a graduation, a vacation or any occasion. How it works:

1.	TrueBlue members log onto www.TrueBlueGiftRegistry.com to create a gift registry for points and highlight their specific goal
2.	Via social media platforms including Facebook, members can share their registry with friends and family inviting them to contribute points to reach the goal
3.	Members can track their progress against their goal via a graph on the registry

Anyone, members and non-TrueBlue members alike, can gift points to the registry using the incredibly flexible gift registry platform. Members can also transfer points from their TrueBlue account directly into a gift registry.

About Points International Ltd.

Points International Ltd. (NASDAQ: PCOM; TSX: PTS), is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (http://blog.points.com).

About JetBlue Airways

JetBlue is known for its award-winning service and free TV as much as its low fares, JetBlue offers the most legroom in coach of any U.S. airline (based on average fleet-wide seat pitch) and super-spacious Even More Space seats. JetBlue is also America's first and only airline to offer its own Customer Bill of Rights, with meaningful and specific compensation for customers inconvenienced by service disruptions within JetBlue's control. Visit www.jetblue.com/promise for details. JetBlue serves 70 cities with 700 daily flights, and plans to serve Dallas/Fort Worth in May, 2012. With JetBlue, all seats are assigned, all fares are one-way, and an overnight stay is never required. For information or reservations call 1-800-JET-BLUE (1-800-538-2583), TTY/TDD 1-800-336-5530, 1-801-365-2583, or visit www.jetblue.com.

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For more information contact:

Investor relations:
Laura Foster/Kimberly Esterkin
Addo Communications
T. 310-829-5400; E. LauraF@addocommunications.com; kimberlye@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business enquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E.martin.tongue@points.com